Exhibit 99.1

Homeinns Hotel Group Reports Second Quarter 2015 Financial Results

2,750 Hotels in Operation in 342 Cities Across China

Shanghai, August 11, 2015 – Homeinns Hotel Group (NASDAQ: HMIN) (“Homeinns” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•	Total revenues decreased 1.8% year over year to RMB 1,667 million (US$268.9 million) for the second quarter of 2015, slightly lower than the previously provided guidance of RMB 1,670 million to RMB 1,700 million.
•	Net income attributable to ordinary shareholders was RMB 72.1 million (US$11.6 million) for the second quarter of 2015, compared with net income of RMB 108.2 million for the second quarter of 2014. Adjusted net income attributable to ordinary shareholders (non-GAAP) decreased 37.7% year over year to RMB 105.0 million (US$16.9 million) for the second quarter of 2015.
•	EBITDA (non-GAAP) decreased 15.4% year over year to RMB 323.2 million (US$52.1 million) for the second quarter of 2015. Adjusted EBITDA (non-GAAP) decreased 19.5% year over year to RMB 356.1 million (US$57.4 million) for the second quarter of 2015.
•	Net operating cash inflow decreased 3.5% year over year to RMB 352.8 million (US$56.9 million) for the second quarter of 2015.
•	As of June 30, 2015, Homeinns Hotel Group operated 2,750 hotels across 342 cities in China, with a net addition of 89 hotels during the second quarter of 2015.

Mr. David Sun, the Company’s chief executive officer, stated, “During the second quarter, we continued to face challenges associated with sustained difficult market conditions. Yet, we also continued to take important and necessary steps to make long-term investments in our business. Revenue growth and RevPAR remained under pressure given the surrounding economic climate. This, coupled with higher pre-opening costs, impacted our overall financial performance. However, we believe that our strategy to accelerate the development of mid-scale hotel offerings serves our overall best interest, given its encouraging performance to date. Moreover, during the second quarter, there were a number of other quite positive developments. In addition to further building our mid-scale offerings, Homeinn Plus and Yitel, we had great success in further enhancing our digital capabilities and membership recruitment, with both our mobile app user levels and our membership numbers reaching new highs. Lastly, we continued to control costs and improve efficiencies. All of this is keeping our operating foundation strong.”

Mr. Sun continued, “As we move into the second half of 2015, we expect the external conditions to remain quite challenging, and we are not counting on a market rebound in the remainder of the year. However, as we have stated before, we believe that the long-term prospects of the travel and lodging market in China are and will stay very strong and Homeinns is set to remain one of the strongest players in the industry. While further diversifying our product offerings, we will also develop unique ways to engage customers via traditional and digital marketing channels, and additionally maintain strict levels of operating discipline. This will all work together to ensure Homeinns perform very well over the long-term and deliver value to its customers, employees, business partners and shareholders.”

Hotel Development

	Hotels in Operations and Pipeline						Openings	Closures
	Group	Homeinn	Motel	Fairyland	Yitel	Homeinn Plus*	2Q15	2Q15
Total Number of Hotels	2,750	2,250	410	31	50	9	126	37	**
Leased-and-Operated	915	699	163	22	23	8	14	11
Franchised-and-Managed	1,835	1,551	247	9	27	1	112	26

Contracted or Under Construction	184	122	28	1	19	14
Leased-and-Operated	27	6	5	0	8	8
Franchised-and-Managed	157	116	23	1	11	6
Under Due Diligence	165	134	19	0	4	8

*	“Homeinn Plus”, a mid-scale brand newly launched in April 2015
**	Among these closures, seven leased-and-operated hotels were closed due to conversion to Homeinn Plus and two leased-and-operated hotels were closed and converted to franchised-and-managed hotels.

Operating Metrics

	Total Hotels			Hotels Opened for at least 18 Months
	2Q2015	1Q2015	2Q2014	2Q2015	2Q2014
Occupancy Rate	83.3%	79.3%	86.7%	84.7%	88.1%
Average Daily Rate (ADR, RMB)	163	151	164	163	164
Revenue per Available Room (RevPAR, RMB)	136	120	142	138	145

For the second quarter of 2015, occupancy rate decreased by 3.4 percentage points while ADR decreased by 0.6%, resulting in a year-over-year decrease of 4.2% in RevPAR. The decrease in RevPAR was mainly due to continued difficult market conditions in the second quarter of 2015. Sequentially, RevPAR increased by 13.3% mainly due to seasonality. The first quarter is normally the slowest period in a year for the Company and the overall hotel industry.

As of June 30, 2015, a total of 2,103 hotels had been in operation for at least 18 months. The occupancy rate of these hotels declined year over year from 88.1% to 84.7%, and ADR decreased year over year from RMB 164 to RMB 163, resulting in a decrease in RevPAR by 4.8% from RMB145 to RMB138 during the second quarter of 2015.

Homeinns Hotel Group had a total of 38.6 million unique non-corporate members under its frequent guests program as of June 30, 2015.

Financial Results for Second Quarter2015

Revenues
(RMB/USD in Millions)	Second Quarter 2015		Second Quarter 2014
	RMB	USD	RMB	V%
Leased-and-Operated Hotels	1,410.6	227.5	1,459.5	-3.4%
Franchised-and-Managed Hotels	256.7	41.4	239.1	7.4%
Total Revenues	1,667.3	268.9	1,698.6	-1.8%
Less: Business Taxes	-98.4	-15.9	-104.6	-5.9%
Net Revenues	1,568.9	253.0	1,594.0	-1.6%

Note: “V%” represents year-over-year percentage change in amounts

Revenues from leased-and-operated hotels decreased 3.4% year over year to RMB 1.41 billion (US$227.5 million) for the second quarter of 2015. The year-over-year decrease in revenues from leased-and-operated hotels was mainly due to a decrease in RevPAR.

Revenues from franchised-and-managed hotels increased 7.4% year over year to RMB 256.7 million (US$41.4 million) for the second quarter of 2015. The year-over-year increase in revenues from franchised-and-managed hotels was mainly driven by an increase in the number of hotels and hotel rooms in operation, partially offset by a decrease in RevPAR.

Total Operating Costs and Expenses / Income from Operations
(RMB/USD in Millions)	Second Quarter 2015
				Adjusted
	GAAP Results			Non-GAAP Results*
	RMB	USD	Vpts	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,256.7	202.7	3.8pts	1,253.8	202.2	3.8pts
Personnel Costs of Franchised-and-Managed Hotels	66.0	10.6	0.6pts	62.9	10.1	0.6pts
Sales and Marketing Expenses	25.9	4.2	-0.2pts	25.7	4.1	-0.3pts
General and Administrative Expenses	82.7	13.3	0.2pts	70.5	11.4	0.5pts

Total Operating Costs and Expenses	1,431.2	230.8	4.2pts	1,413.0	227.9	4.5pts

Income from Operations	127.8	20.6	-4.7pts	146.1	23.6	-5.1pts

*Adjusted	Non-GAAP results exclude share-based compensation expenses and integration costs.
Note:	“Vpts” represents year-over-year change in percentage points of total revenues

Total operating costs and expenses were RMB 1.43 billion (US$230.8 million) for the second quarter of 2015, representing 85.8% of total revenues for the quarter. Total operating costs and expenses excluding any share-based compensation expenses and integration costs (non-GAAP) for the second quarter of 2015 were 84.7% of total revenues, compared to 80.2% in the same period a year ago.

•	Total leased-and-operated hotel costs were RMB 1.26 billion (US$202.7 million) for the second quarter of 2015, representing 89.1% of the leased-and-operated hotel revenues for the quarter, compared to 83.4% in the same period a year ago. Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration costs (non-GAAP) were 88.9% of the leased-and-operated hotel revenues in the second quarter of 2015, compared to 83.1% in the same period a year ago.

Pre-opening cost was RMB 19.9 million (US$3.2 million) for the second quarter of 2015, compared to RMB6.8 million in the second quarter of 2014. The increase is associated with a higher number of mid-scale hotels under construction.

The year-over-year increase in total leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues for the second quarter of 2015 was mainly due to a decrease in RevPAR which resulted in a lower revenue base per hotel while a significant portion of the hotel cost was fixed, as well as to the higher pre-opening cost in the second quarter of 2015.

•	Personnel costs of franchised-and-managed hotels were RMB 66.0 million (US$10.6 million) for the second quarter of 2015, representing 25.7% of the franchised-and-managed hotel revenues for the second quarter of 2015, compared to 24.0% in the same period a year ago. Franchised-and-managed hotels personnel costs excluding share-based compensation expenses (non-GAAP) were 24.5% of franchised-and-managed hotel revenues in the second quarter of 2015, compared to 22.6% in the same period of 2014. The year-over-year increase in personnel costs of franchised-and-managed hotels as a percentage of franchised-and-managed hotel revenues for the second quarter of 2015 was mainly due to a decrease in RevPAR, which resulted in a lower revenue base per hotel, partially offset by lower performance-related bonuses in the quarter.

•	Sales and marketing expenses were RMB 25.9 million (US$4.2 million) for the second quarter of 2015, representing 1.6% of total revenues for the quarter, compared to 1.8% in the same period a year ago. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.5% of total revenues for the second quarter of 2015, compared to 1.8% in the same period of 2014. The year-over-year decrease in sales and marketing expenses as a percentage of total revenues for the second quarter of 2015 was mainly due to the timing of certain marketing activities.

•	General and administrative expenses were RMB 82.7 million (US$13.3 million) for the second quarter of 2015, representing 5.0% of total revenues, compared to 4.8% in the same period a year ago. General and administrative expenses excluding share-based compensation expenses and integration costs (non-GAAP) were 4.2% of total revenues for the second quarter of 2015, compared to 3.7% in the same period of 2014. The increase is due to a bad debt provision related to a specific hotel project.

Income from Operations was RMB 127.8million (US$20.6 million) for the second quarter of 2015, compared to income from operations of RMB 211.3 million in the same period a year ago. Income from operations excluding share-based compensation expenses and integration costs (non-GAAP) for the second quarter of 2015 was RMB146.1 million (US$23.6 million), or 8.8% of total revenues, compared to RMB 236.4 million, or 13.9% of total revenues, in the same period of 2014. The year-over-year decrease in income from operations margin for the quarter was mainly due to lower revenue base per hotel and higher pre-opening cost.

EBITDA (non-GAAP)

(RMB/USD in Millions)	Second Quarter 2015				Second Quarter 2014
	RMB	USD	%Rev	V%	RMB	USD	%Rev
EBITDA (Non-GAAP)	323.2	52.1	19.4%	-15.4%	382.1	61.6	22.5%
Net Foreign Exchange (Gain)/Loss	-3.9	-0.6	-0.2%		0.1	0.0	0.0%
Share-Based Compensation Expenses	16.6	2.7	1.0%		22.8	3.7	1.3%
Acquisition Expenses	-	-	-		0.7	0.1	0.0%
Integration Cost	1.6	0.3	0.1%		1.6	0.3	0.1%
Loss on Buy-Back of Convertible Notes	1.6	0.3	0.1%		-	-	-
Loss on Fair Value Change in Convertible Notes	17.0	2.7	1.0%		35.0	5.6	2.1%
Adjusted EBITDA (Non-GAAP)	356.1	57.4	21.4%	-19.5%	442.3	71.3	26.0%

Note: “%Rev” represents amount as a percentage of total revenues

“V%” represents year-over-year percentage change in amounts

Net Income Attributable to Ordinary Shareholders

(RMB/USD in Millions)	Second Quarter 2015				Second Quarter 2014
	RMB	USD	%Rev	V%	RMB	USD	%Rev
Net Income (GAAP)	72.1	11.6	4.3%	-33.4%	108.2	17.4	6.4%
Net Foreign Exchange (Gain)/Loss	-3.9	-0.6	-0.2%		0.1	0.0	0.0%
Share-Based Compensation Expenses	16.6	2.7	1.0%		22.8	3.7	1.3%
Acquisition Expenses	-	-	-		0.7	0.1	0.0%
Integration Cost	1.6	0.3	0.1%		1.6	0.3	0.1%
Loss on Buy-Back of Convertible Notes	1.6	0.3	0.1%		-	-	-
Loss on Fair Value Change in Convertible Notes	17.0	2.7	1.0%		35.0	5.6	2.1%
Adjusted Net Income (Non-GAAP)	105.0	16.9	6.3%	-37.7%	168.4	27.2	9.9%

Note: “%Rev” represents amount as a percentage of total revenues

“V%” represents year-over-year percentage change in amounts

Adjusted Net Income Attributable to Ordinary Shareholders (Non–GAAP) decreased year over year by 37.7%to RMB 105.0 million (US$16.9 million) for the second quarter of 2015, representing 6.3% of total revenues compared to 9.9% in the same period a year ago. The year-over-year decrease in adjusted net margin (non-GAAP)1was mainly due to a decrease in adjusted income from operations margin (non-GAAP)2, while partially offset by higher interest income and lower interest expense.

Basic and Diluted Earnings Per Share / Earnings Per ADS

	Second Quarter 2015
	Ordinary Share		ADS Share
	RMB	USD	RMB	USD
Basic	0.75	0.12	1.50	0.24
Diluted	0.75	0.12	1.50	0.24

Adjusted Basic (Non-GAAP)	1.09	0.18	2.18	0.35
Adjusted Diluted (Non-GAAP)	1.07	0.17	2.14	0.35

Cash Flow

Net operating cash inflow for the second quarter of 2015 was RMB352.8 million (US$56.9million), compared to RMB 365.8 million in the same period of 2014. Capitalized expenditures for the second quarter of 2015 were RMB 196.6 million (US$31.7 million), while related cash paid for capital expenditures during the quarter was RMB 124.6million (US$20.1 million).

Balance Sheet

As of June 30, 2015, Homeinns Hotel Group had cash and cash equivalents of RMB 891.0million (US$143.7 million). The outstanding balance of convertible notes issued in December 2010 (measured at fair value) was RMB953.1 million (US$153.7 million).

Outlook for Third Quarter 2015

Homeinns Hotel Group remains committed to its target of opening no fewer than 400 new hotels in the course of 2015, with approximately 10% as leased-and-operated hotels and 90% as franchised-and-managed hotels.

________________________

1“Adjusted net margin rate (non-GAAP)” is defined as adjusted net income (non-GAAP) as a percentage of total revenues.

2“Adjusted income from operations margin rate (non-GAAP)” is defined as income from operations excluding share-based compensation expenses and integration costs (non-GAAP) as a percentage of total revenues.

The Company expects its total revenues in the third quarter of 2015 to be in the range of RMB 1,830 million to RMB1,860 million.

With respect to the full year, given its performance in the first half of 2015 and the ongoing softer-than-expected market conditions, the Company now expects total revenues for 2015 to be in the range of RMB 6,550 million to RMB 6,650 million, below the initial guidance provided at the beginning of the year.

This forecast reflects the Company’s current and preliminary views, and remains subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2000to US$1.00, the noon buying rate for June 30, 2015 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 9 PM U.S. Eastern Time on Tuesday, August11, 2015 (9 AM Beijing/Hong Kong Time on Wednesday, August 12, 2015).

Dial-in details for the earnings conference call are as follows:

U.S.:	1855 298 3404 or +1 631 5142 526
China mainland:	4001 200 539
Hong Kong:	800 905 927 or +852 5808 3202
U.K.:	0800 015 9725 or +44 (0) 20 3078 7622
Australia:	1800 801 825 or +61 2 8524 5042
Taiwan:	0080 161 5189 or +886 2 7708 3282
International:	+852 5808 3202

Passcode for all regions: Homeinns

A replay of the conference call may be accessed by phone at the following numbers until the end of August 18, 2015 U.S. Eastern Time.

U.S.:	1866 846 0868
China mainland:	4001 842 240
Hong Kong:	800 966 697
U.K.:	0800 169 7301
Australia:	+61 2 9641 7900
International:	1800 008 585

Replay Passcode:	9019076

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Hotel Group's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol "HMIN." For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brands; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Homeinns Hotel Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Homeinns Hotel Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and acquisition and integration costs
(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs
(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses
(d)	sales and marketing expenses excluding share-based compensation expenses
(e)	general and administrative expenses excluding share-based compensation expenses and acquisition and integration costs
(f)	income from operations excluding share-based compensation expenses and acquisition and integration costs
(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest swap derivatives and other non-operating expenses
(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, non-operating expenses and upfront fee amortization of term loan, and
(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Homeinns Hotel Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Homeinns Hotel Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Homeinns Hotel Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Homeinns Hotel Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Homeinns Hotel Group’s business. In addition, Homeinns Hotel Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Homeinns Hotel Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Homeinns Hotel Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Homeinns Hotel Group’s future results will be unaffected by other charges and gains Homeinns Hotel Group considers to be outside the ordinary course of its business.

Homeinns Hotel Group completed its acquisition of 100% equity interest in Motel 168, or Motel, and took control of Motel effective on October 1, 2011. Homeinns Hotel Group had consolidated Motel’s operating and financial results since October 1, 2011. By the third quarter of 2013, Homeinns Hotel Group had substantially completed Motel’s integration and ceased to present separate operating metrics and revenues for Motel.

For investor and media inquiries, please contact:

Mingjia Ding

Homeinns Hotel Group

Tel: +86-21-3337-3333*3870

Email: mjding@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Homeinns Hotel Group

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2014	June 30, 2015
	RMB '000	RMB '000	US$ '000

ASSETS
Current assets:
Cash and cash equivalents	949,690	890,956	143,703
Restricted cash	12,726	28,949	4,669
Accounts receivable, net	95,501	112,484	18,143
Receivables from related parties	3,476	5,698	919
Consumables	44,446	35,745	5,765
Prepayments and other current assets	171,703	181,943	29,346
Deferred tax assets	129,685	138,771	22,382

Total current assets	1,407,227	1,394,546	224,927

Investment	11,709	14,740	2,377
Property and equipment, net	4,000,041	3,885,761	626,736
Goodwill	2,323,241	2,323,241	374,716
Intangible assets, net	1,126,636	1,101,225	177,617
Other assets	90,995	111,422	17,971
Non-current deferred tax assets	434,847	459,542	74,120

Total assets	9,394,696	9,290,477	1,498,464

LIABILITIES
Current liabilities:
Accounts payable	86,949	77,051	12,428
Payables to related parties	4,166	6,838	1,103
Financial liability, current portion[2]	1,029,577	953,055	153,719
Salaries and welfare payable	228,127	168,940	27,248
Income tax payable	117,830	61,316	9,890
Other taxes payable	34,074	34,356	5,541
Deferred revenues	225,417	226,954	36,605
Other unpaid and accruals	255,460	257,644	41,555
Other payables	742,853	732,535	118,151
Deferred tax liability	60,764	60,764	9,801

Total current liabilities	2,785,217	2,579,453	416,041

Deferred rental	705,284	755,024	121,778
Deferred revenues	51,289	48,060	7,752
Deposits due to franchisees	144,892	149,852	24,170
Other long term payables	13,018	9,229	1,489
Unfavorable lease liabilities	331,282	313,113	50,502
Deferred tax liabilities	292,575	280,818	45,293

Total liabilities	4,323,557	4,135,549	667,025

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 95,703,960 and 96,339,900 shares issued and outstanding as of December 31, 2014 and June 30 2015, respectively)	3,698	3,719	600

Additional paid-in capital	3,191,076	3,241,809	522,872
Statutory reserves	256,013	256,013	41,292

Retained earnings	1,604,246	1,638,737	264,312

Less: Treasury stock (0 and 37,696 shares as of December 31, 2014 and June 30 2015, respectively)	-	(2,759)	(445)

Total Home Inns shareholders' equity	5,055,033	5,137,519	828,631

Noncontrolling interests	16,106	17,409	2,808

Total shareholders’ equity	5,071,139	5,154,928	831,439

Total liabilities and shareholders’ equity	9,394,696	9,290,477	1,498,464
	-	-	-

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.2000 on June 30, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes  measured at fair value.

Homeinns Hotel Group

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	June 30, 2014	March 31, 2015	June 30, 2015
	RMB '000	RMB '000	RMB '000	US$ '000

Revenues:
Leased-and-operated hotels	1,459,489	1,244,734	1,410,555	227,509
Franchised-and-managed hotels	239,113	225,733	256,728	41,408

Total revenues	1,698,602	1,470,467	1,667,283	268,917
Less: Business tax and related surcharges	(104,588)	(88,351)	(98,390)	(15,869)

Net revenues	1,594,014	1,382,116	1,568,893	253,048

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(509,722)	(583,473)	(522,581)	(84,287)
Personnel costs	(269,365)	(276,076)	(274,804)	(44,323)
Depreciation and amortization	(186,823)	(195,595)	(194,646)	(31,395)
Consumables, food and beverage	(85,765)	(78,239)	(97,175)	(15,673)
Others	(165,071)	(130,786)	(167,466)	(27,011)

Total leased-and-operated hotel costs	(1,216,746)	(1,264,169)	(1,256,672)	(202,689)

Personnel costs of Franchised-and-managed hotels	(57,284)	(44,013)	(65,966)	(10,640)
Sales and marketing expenses	(30,703)	(22,250)	(25,863)	(4,171)
General and administrative expenses	(81,968)	(73,916)	(82,735)	(13,344)

Total operating costs and expenses	(1,386,701)	(1,404,348)	(1,431,236)	(230,844)

Other income/(loss)	3,967	11,525	(9,826)	(1,585)

Income/(loss) from operations	211,280	(10,707)	127,831	20,619

Interest income	1,677	4,339	4,055	654
Interest expenses	(13,064)	(5,667)	(5,456)	(880)
Gain/(loss) from equity investment	189	(98)	(920)	(148)
Loss on change in fair value of convertible notes	(35,016)	(9,583)	(17,016)	(2,745)
Loss on buy-back of convertible notes	-	(91)	(1,591)	(257)
Non-operating income	13,266	17	10,575	1,706
Foreign exchange (loss)/gain, net	(109)	(4,061)	3,914	631

Income/(loss) before income tax expenses and noncontrolling interests	178,223	(25,851)	121,392	19,580

Income tax expense	(68,410)	(10,946)	(48,802)	(7,871)

Net income/(loss)	109,813	(36,797)	72,590	11,709

Less:Net income attributable to noncontrolling interests	(1,647)	(774)	(528)	(85)

Net income/(loss) attributable to ordinary shareholders	108,166	(37,571)	72,062	11,624

Earnings per share
— Basic	1.14	(0.39)	0.75	0.12

— Diluted	1.13	(0.39)	0.75	0.12

Weighted average ordinary shares outstanding
— Basic	95,285	95,776	96,215	96,215

— Diluted	95,407	95,776	96,215	96,215

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	1,889	2,016	1,511	244
Personnel costs of Franchised-and-managed hotels	3,156	3,817	3,057	493
Sales and marketing expenses	154	241	151	24
General and administrative expenses	17,583	18,227	11,877	1,916

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2015
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000		RMB '000		RMB '000
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,256,672)	75.4%	1,511	-	1,322	0.2%	(1,253,839)	75.2%
Personnel costs of Franchised-and-managed hotels	(65,966)	4.0%	3,057	-	-	0.2%	(62,909)	3.8%
Sales and marketing expenses	(25,863)	1.6%	151	-	-	0.0%	(25,712)	1.5%
General and administrative expenses	(82,735)	5.0%	11,877	-	317	0.7%	(70,541)	4.2%

Total operating costs and expenses	(1,431,236)	85.8%	16,596	-	1,639	1.1%	(1,413,001)	84.7%

Income from operations	127,831	7.7%	16,596	-	1,639	1.1%	146,066	8.8%

	Quarter Ended June 30, 2015
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ '000		US$ '000		US$ '000		US$ '000
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(202,689)	75.4%	244	-	213	0.2%	(202,232)	75.2%
Personnel costs of Franchised-and-managed hotels	(10,640)	4.0%	493	-	-	0.2%	(10,147)	3.8%
Sales and marketing expenses	(4,171)	1.6%	24	-	-	0.0%	(4,147)	1.5%
General and administrative expenses	(13,344)	5.0%	1,916	-	51	0.7%	(11,377)	4.2%

Total operating costs and expenses	(230,844)	85.8%	2,677	-	264	1.1%	(227,903)	84.7%

Income from operations	20,619	7.7%	2,677	-	264	1.1%	23,560	8.8%

	Quarter Ended March 31, 2015
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000		RMB '000		RMB '000
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,264,169)	86.0%	2,016	-	1,179	0.2%	(1,260,974)	85.8%
Personnel costs of Franchised-and-managed hotels	(44,013)	3.0%	3,817	-	-	0.3%	(40,196)	2.7%
Sales and marketing expenses	(22,250)	1.5%	241	-	-	0.0%	(22,009)	1.5%
General and administrative expenses	(73,916)	5.0%	18,227	-	317	1.3%	(55,372)	3.8%

Total operating costs and expenses	(1,404,348)	95.5%	24,301	-	1,496	1.8%	(1,378,551)	93.7%

(Loss)/income from operations	(10,707)	0.7%	24,301	-	1,496	1.8%	15,090	1.0%

	Quarter Ended June 30, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000		RMB '000		RMB '000
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,216,746)	71.6%	1,889	-	1,328	0.2%	(1,213,529)	71.4%
Personnel costs of Franchised-and-managed hotels	(57,284)	3.4%	3,156	-	-	0.2%	(54,128)	3.2%
Sales and marketing expenses	(30,703)	1.8%	154	-	-	0.0%	(30,549)	1.8%
General and administrative expenses	(81,968)	4.8%	17,583	691	317	1.1%	(63,377)	3.7%

Total operating costs and expenses	(1,388,701)	81.6%	22,782	691	1,645	1.5%	(1,363,583)	80.2%

Income from operations	211,280	12.4%	22,782	691	1,645	1.5%	236,398	13.9%

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.2000 on June 30, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2014	March 31, 2015	June 30, 2015
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss) attributable to ordinary shareholders (GAAP)	108,166	(37,571)	72,062	11,624
Foreign exchange loss/(gain), net	109	4,061	(3,914)	(631)
Share-based compensation	22,782	24,301	16,596	2,677
Acquisition expenses	691	-	-	-
Integration cost	1,645	1,496	1,639	264
Loss on buy-back of convertible notes	-	91	1,591	257
Loss on change in fair value of convertible notes	35,016	9,583	17,016	2,745

Adjusted net income attributable to ordinary shareholders (Non-GAAP)	168,409	1,961	104,990	16,936

	Quarter Ended
	June 30, 2014	March 31, 2015	June 30, 2015
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	1.14	(0.39)	0.75	0.12

— Diluted	1.13	(0.39)	0.75	0.12

Weighted average ordinary shares outstanding
— Basic	95,285	95,776	96,215	96,215

— Diluted	95,407	95,776	96,215	96,215
Adjusted earnings per share (Non-GAAP)
— Basic	1.77	0.02	1.09	0.18

— Diluted	1.69	0.02	1.07	0.17

Weighted average ordinary shares outstanding
— Basic	95,285	95,776	96,215	96,215

— Diluted	102,862	95,776	102,917	102,917

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.2000 on June 30, 2015, representing the certificated exchange rate published by the Federal Reserve Board.
Note 2: The non-GAAP adjustment items do not include the tax impact.

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2014	March 31, 2015	June 30, 2015
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	109,813	(36,797)	72,590	11,709
Interest income	(1,677)	(4,339)	(4,055)	(654)
Interest expenses	13,064	5,667	5,456	880
Income tax expense	68,410	10,946	48,802	7,871
Depreciation and amortization	192,455	201,508	200,383	32,320

EBITDA (Non-GAAP)	382,065	176,985	323,176	52,126

Foreign exchange loss/(gain), net	109	4,061	(3,914)	(631)
Share-based compensation	22,782	24,301	16,596	2,677
Acquisition expenses	691	-	-	-
Integration cost	1,645	1,496	1,639	264
Loss on buy-back of convertible notes	-	91	1,591	257
Loss on change in fair value of convertible notes	35,016	9,583	17,016	2,745

Adjusted EBITDA (Non-GAAP)	442,308	216,517	356,104	57,438

%of total revenue	26.0%	14.7%	21.4%	21.4%

Note 1: The "Depreciation and amortization expense" includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in "Operating costs and expenses".

The depreciation and amortization expenses of administrative long-term assets are included in "General and administrative expenses".

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	June 30, 2014	March 31, 2015	June 30, 2015
	Group	Group	Group
Total Hotels in operation:	2,374	2,661	2,750
Leased-and-operated hotels	897	912	915
Franchised-and-managed hotels	1,477	1,749	1,835

Total rooms	275,050	300,866	309,414

Occupancy rate (as a percentage)	86.7%	79.3%	83.3%

Average daily rate (in RMB)	164	151	163

RevPAR (in RMB)	142	120	136

Like-for-like performance for hotels opened for at least 18 months at the end of the period

	As of and for the quarter ended
	June 30, 2014	June 30, 2015
	Group	Group
Total Hotels in operation:	2,103	2,103
Leased-and-operated hotels	874	874
Franchised-and-managed hotels	1,229	1,229

Total rooms	242,194	242,194

Occupancy rate (as a percentage)	88.1%	84.7%

Average daily rate (in RMB)	164	163
Rev PAR (in RMB)	145	138

“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.